

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 20, 2018

Neil Watanabe
Chief Financial Officer
U.S. Auto Parts Network, Inc.
16941 Keegan Avenue
Carson, CA 90746

      Re: U.S. Auto Parts Network, Inc.
                Form 10-K for the Fiscal Year Ended December 30, 2017
                Filed March 14, 2018
                File No. 1-33264

Dear Mr. Watanabe:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ William H. Thompson

                                    William H. Thompson
                                    Accounting Branch Chief
                                    Office of Consumer Products